Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-184361

The Private Shares Fund

(the “Fund”)

Supplement dated January 15, 2025 to the Prospectus and Statement of Additional Information (“SAI”) of the Class A, Class L and Class I Shares of the Fund dated April 29, 2024

This supplement updates and, to the extent inconsistent therewith, replaces information contained in the Prospectuses and SAI of the Fund and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the Prospectus and SAI and retain it for future reference.

Effective November 19, 2024, the Fund’s expense limitation agreement was amended. The information in the Prospectus is supplemented to reflect the foregoing as follows:

1.	All references to the Fund’s expense limitation agreement are updated to reflect that the Fund’s expense limitation agreement shall continue through May 2, 2026.

2.	All references to the Fund’s expense limitation agreement are updated to reflect that the Fund’s expense limitation agreement excludes commitment fees, legal fees or other expenses related to any borrowing or leverage incurred by the Fund.

Additionally, effective December 31, 2024, the Fund entered into a new credit agreement with UMB Bank, n.a. (“UMB”). In connection with the adoption of the new credit agreement, the following changes are made to the Prospectus and SAI, as applicable:

1.	The “Summary of Fund Expenses” section in the Prospectus is deleted and replaced with the following:

SUMMARY OF FUND EXPENSES

	Class A Share		Class I Shares	Class L Shares
Shareholder Transaction Expenses
Maximum Sales Charge (Load) (as a percentage of the offering price)	5.75	%(1)	None	4.25	%(2)
Maximum Sales Charge on Reinvested Dividends	None		None	None
Repurchase Fee on Shares Repurchased Within 365 Days of Purchase (as a percentage of proceeds)(3)	None		None	None
Annual Expenses (as a percentage of net assets attributable to Shares)
Management Fees(4)	1.90%	1.90%	1.90%
Shareholder Services Fee	0.05%	None	0.04%
Distribution Fee	None	None	0.25	%(5)
Acquired Fund Fees and Expenses(6)	0.02%	0.02%	0.02%
Other Expenses(7)	0.57%	0.57%	0.57%
Total Annual Expenses	2.54%	2.49%	2.78%
After Fee Reduction or Expense Reimbursement(8)	0.18%	(0.02)%	0.19%
Net Annual Expenses(8)	2.72%	2.47%	2.97%

The table above summarizes the expenses of the Fund and is intended to assist Shareholders and potential investors in understanding the various costs and expenses that they will bear, directly or indirectly, by investing in the Fund. Each figure above relates to a percentage of the Fund’s average NAV at month-end over the course of a year.

(1)	Investments in Class A Shares are subject to a sales load assessed at a rate of between 5.75% and 0.00% depending upon the amount invested. The following sales charges apply to your purchases of Class A Shares of the Fund:

Amount Invested	Sales Charge as a % of Offering Price	Sales Charge as a % of Amount Invested	Dealer Reallowance
Under $50,000	5.75	6.10	5.00
$50,000 to less than $100,000	4.75	4.99	4.00
$100,000 to less than $250,000	3.75	3.90	3.25
$250,000 to less than $500,000	2.50	2.56	2.00
$500,000 to less than $1,000,000	2.00	2.04	1.75
$1,000,000 and above	0.00	0.00	0.00

Investment by an exchange of Portfolio Company shares for Fund Shares by an investor will not be subject to a sales load.

(2)	Investments in Class L Shares are subject to a sales load assessed at a rate of between 4.25% and 1.25% depending upon the amount invested. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Fund’s Distributor (the “Underwriter Concession”). The following sales charges apply to your purchases of Class L Shares of the Fund:

Amount Invested	Sales Charge as a % of Offering Price	Sales Charge as a % of Amount Invested	Dealer Reallowance	Underwriter Concession
Under $250,000	4.25%	4.44%	3.50%	0.75%
$250,000 to less than $500,000	3.25%	3.36%	2.50%	0.75%
$500,000 to less than $1,000,000	2.00%	2.04%	1.50%	0.50%
$1,000,000 and above	1.25%	1.27%	1.00%	0.25%

Investment by an exchange of Portfolio Company shares for Fund Shares by an investor will not be subject to a sales load.

(3)	The Fund’s Board of Trustees has determined to waive the Fund’s Repurchase Fee assessed on Shareholders who choose to participate in the Fund’s repurchase offers. This waiver will remain in effect indefinitely, unless and until the Board approves its modification or termination. This waiver may be terminated only by the Fund’s Board of Trustees at any time. Absent such a waiver, a Shareholder who chooses to participate in the Fund’s repurchase offers would incur a repurchase fee equal to 2.00% of the value of the Shares the Fund repurchases from them for Shares held less than 365 days. See “Repurchase Fee.” However, if Shareholders request repurchase proceeds be paid by wire transfer, such Shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by UMB Fund Services, currently $20 per transfer.

(4)	The Fund will pay to the Investment Adviser a monthly Advisory Fee. The Advisory Fee shall accrue daily at an annual rate equal to 1.90% of the average daily calculated NAV of the Fund, and shall be paid monthly in arrears. See “Fees and Expenses.”

(5)	Class L Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the average daily net assets attributable to Class L Shares and is payable on a quarterly basis.

(6)	“Acquired Fund Fees and Expenses” include the fees and expenses of underlying investment companies in which the Fund invests, including Private Funds. Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year and may change significantly over time. Acquired Fund Fees and Expenses reflect an underlying investment company’s operating expenses (i.e., management fees, performance-based fees or allocations, administration fees and professional and other direct, fixed fees and expenses). The indirect fees and expenses of the Private Funds typically range from 0.50% to 3.00% on an annual basis and include management fees, administration fees and professional and other direct, fixed fees and expenses of the Private Funds. Furthermore, certain Private Funds may charge investors (such as the Fund) incentive allocations or fees on performance.

(7)	The amount presented in this table estimates the amounts the Fund expects to pay during the current fiscal year ending December 31, 2025. The “Other Expenses” line item includes, among other things, amounts that may be paid to certain financial intermediaries for sub-transfer agency (including recordkeeping) services and fees associated with establishing the Fund’s credit agreement.

(8)	The Investment Adviser has entered into a written Expense Limitation Agreement under which it has agreed to waive management fees and/or reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest expense, commitment fees, legal fees or other expenses related to any borrowing or leverage incurred by the Fund, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to an annual rate of 2.65%, 2.90% and 2.40% of the average daily net assets of the Fund attributable to Class A, Class L and Class I Shares, respectively, until May 2, 2026, and from year to year thereafter; provided that each such continuance is specifically approved by the Board of Trustees. The Investment Adviser retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed, to the extent that such reimbursement will not cause Class A, Class L and Class I Shares’ respective annualized expenses to exceed the Expense Limitation. The Fund is not obligated to reimburse the Investment Adviser for fees previously waived or expenses previously assumed by the Investment Adviser more than three years after the date of such waiver or expense reimbursement.

Example

	1 Year	3 Years	5 Years	10 Years
Class A Shares
You would pay the following net expenses based on a $1,000 investment, assuming a 5% annual return	$83	$134	$186	$330

This Example assumes the application of the 2.72% expense ratio for the first year, with all fees and expenses assumed to have been accrued on a daily basis, reducing the NAV per Share of the relevant class. The Example also includes an assumed sales load on the investor’s investment of 5.75%. The Example assumes that the Expense Limitation Agreement is not renewed after May 2, 2026.

	1 Year	3 Years	5 Years	10 Years
Class L Shares
You would pay the following net expenses based on a $1,000 investment, assuming a 5% annual return	$71	$127	$185	$341

This Example assumes the application of the 2.97% expense ratio for the first year, with all fees and expenses assumed to have been accrued on a daily basis, reducing the NAV per Share of the relevant class. The Example also includes an assumed sales load on the investor’s investment of 4.25%. The Example assumes that the Expense Limitation Agreement is not renewed after May 2, 2026.

	1 Year	3 Years	5 Years	10 Years
Class I Shares
You would pay the following net expenses based on a $1,000 investment, assuming a 5% annual return	$25	$77	$132	$282

This Example assumes the application of the 2.47% expense ratio for the first year, with all fees and expenses assumed to have been accrued on a daily basis, reducing the NAV per Share of the relevant class. The Example assumes that the Expense Limitation Agreement is not renewed after May 2, 2026.

2.	The following disclosure is added to the “Borrowing” section of the SAI:

The Fund has entered into a one-year credit agreement with UMB Bank, n.a., pursuant to which the Fund may borrow as a source of temporary liquidity, including for share repurchases and investment opportunities. The credit agreement is divided into two parts: a committed line of credit under which the Fund may borrow at its election and an uncommitted line of credit made available to the Fund at UMB Bank, n.a.’s election. Loans issued under the credit agreement are secured by the assets of the Fund. For the committed line of credit, the Fund pays UMB Bank, n.a. an annual commitment fee. The Fund pays interest, origination fees and other fees and expenses in connection with loans under the credit agreement. The credit agreement is subject to renegotiation in subsequent periods.